FIRST AMENDMENT TO
                            ASSET PURCHASE AGREEMENT


        THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (the "Amendment") is made as of December 31, 1996 by and between VISION HEALTH CARE, INC., a Florida corporation whose address is 100 West Bay Street, Jacksonville, Florida 32202 ("Buyer"), and VISION CARE, INC., a Florida not-for-profit corporation whose address is 1511 N. Westshore Boulevard, Suite 1000, Tampa, Florida 33630 ("Seller").

                               Recitation of Facts

        A. Buyer and Seller are parties to an Asset Purchase Agreement dated as of March 21, 1996 (as amended or modified, the "Agreement").

        B. Buyer and Seller have agreed on certain amendments to the Agreement, including, without limitation, changing the effective date of the Closing (as defined in the Agreement) and the date for adjusting the Purchase Price (as defined in the Agreement).

                                    Agreement

        NOW, THEREFORE, in consideration of TEN DOLLARS ($10.00) and other good and valuable consideration, the parties hereto agree as follows:

        1. Recitals. The foregoing recitals are true and correct, and are incorporated herein by this reference.

        2. Definitions. The capitalized terms contained in this Amendment shall have the same meaning as set forth in the Agreement.

        3. Personal Property. Section 1.1.(b) of the Agreement is modified to read in its entirety as follows:

             1.1(b)    Personal Property.  All equipment, vehicles, supplies,
        furniture and all other personal property (other than personal property leased pursuant to personal Property Leases as defined in
        Section 1.1.(c)) owned, utilized or held for use by Seller on the Effective Date.

        4. Recent Balance Sheet Liabilities. Section 2.1.(a) of the Agreement is modified to read in its entirety as follows:

             2.1.(a)   Recent Balance Sheet Liabilities.  The accounts
        payable and accrued Liabilities reflected or reserved against on the Recent Balance Sheet (as defined in Section 4.4), but only in the amounts so reflected or reserved, as adjusted for obligations incurred and payments made in the ordinary course of business between the date of the Recent Balance Sheet and the Effective Date; any excess thereof shall continue to be the Liability of Seller.

        5. Excess Reserve Liabilities. Section 2.1.(c) of the Agreement is modified to read in its entirety as follows:

             2.1.(c)   Excess Reserve Liabilities.  Liabilities related to
        the professional fees withheld from providers' claims payments which were classified as part of the "surplus" in the financial statements referred to in Section 4.4 hereof but have been declared as liabilities prior to the Closing Date (the "Excess Reserve Liabilities").

        6. Annual Reports. Section 3.1 of the Agreement is hereby amended to read in its entirety as follows:

             3.1 Purchase Price. The Purchase Price (the "Purchase Price") for the Purchased Assets shall be the appraised Fair Market Value (as defined in that certain valuation report prepared by Sheldrick McGehee & Kohler valuing Seller as of December 31, 1995) of the Purchased Assets, as determined by Sheldrick McGehee & Kohler, the business valuation firm retained by Seller, and as adjusted to reflect any increase or decrease in the net book value of Seller between December 31, 1995 and December 31, 1996 (or such other date as Buyer and Seller both agree to in writing). For purposes of this Agreement "net book value" shall mean the difference between Seller's Total Assets and Total Liabilities (i.e., Total Surplus).

        7. Closing. The preamble of Article 14 of the Agreement is hereby amended to read in its entirety as follows:

             The closing of this transaction (the "Closing') shall take place at the offices of Foley & Lardner, 200 Laura Street, Jacksonville, Florida 32202, at 4:30 P.M. on December 30, 1996. Notwithstanding the date of the Closing, Buyer shall not transfer the Purchase Price to Seller, Seller shall not transfer the Purchased Assets to Buyer and Buyer shall not assume the Assumed Liabilities until 12:01 A.M. on January 1, 1997 (the "Closing Date") which shall be the effective date and time of the transaction, or, to the extent necessary, as soon as practicable thereafter.

        8. Expenses. The preamble of Section 16.8.(a) of the Agreement is hereby amended to read in its entirety as follows:

             16.8.(a) Expenses to be Paid by Seller. Seller acknowledges that it has agreed to reimburse Buyer up to $300,000 to cover Buyer's actual and reasonable expenses associated with the transactions provided for in this Agreement. In addition, Seller shall pay, and shall indemnify, defend and hold Buyer harmless from and against, each of the following:

        9. Full Force and Effect. The Agreement, as hereby modified, is ratified and confirmed and all of its terms, covenants, conditions, agreements and stipulations shall remain in full force and effect in accordance with the provisions thereof on the date hereof, except as modified herein.

        10. Benefit. This Amendment shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person, any right or remedy under or by reason of this Amendment.

        11. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws and judicial decisions of the State of Florida, without regard to conflict of law principles thereunder.

        IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.


                            VISION HEALTH CARE, INC.
                                 ("Buyer")

                            By:  /s/ Peter D. Liane
                                Peter D. Liane, O.D., President



                            VISION CARE, INC.
                                ("Seller")


                            By:  /s/ Terrance W. Naberhaus
                                Terrance W. Naberhaus, O.D.,
                                Chairman of the Board